SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

QUANTITIES AND QUALITIES

Note: 1,600 Mt Reserves already audited by GOLDER Associates

RESOURCES	Tonnage (Mt)	Fe (%)	SiO2 (%)
MEASURED	1,524	46.73	28.64
INDICATED	1,414	40.44	38.02
INFERRED	5,450	40.02	38.51
TOTAL	8,388	41.31	36.63

RESERVES	Tonnage (Mt)	Fe (%)	SiO2 (%)
PROVED	2,185	47.20	27.54
PROBABLE	1,250	44.74	31.89
TOTAL	3,435	45.72	29.63

	RESERVES (Mt)	RESOURCES (Mt)

ENGENHO COMPLEX

Engenho Mine	168.0	868.0
Nogueira Duarte and Argentina Mines	28.9	110.0
Pires (Pedras Pretas and Água Santa)	5.4	40.0
Pires (Fines from Tailings Dams)	12.0	-
Sobramil	4.4	6.0

FERNANDINHO COMPLEX

Fernandinho II	148.0	584.0
Cayman	47.6	70.0
Fernandinho I (Fines Tailings Dams)	15.0	-

SARZEDO COMPLEX

Carrapato	36.1	82.0
Mangaba (Fines Tailings Dams)	20.0	-

TOTAL	438.0	1760.0

	INVESTMENTS (US$ M)		1.00 US$ = R$ 2,00

PHASE	Scheduled	Paid-up (Dec 07)	Balance
CASA DE PEDRA	1.640	416	1.224
Mine	290	140	150
40 Mtpy	140	140	0
50 Mtpy	20	0	20
70 Mtpy	130	0	130
BENEFICIATION PLANT	1.350	276	1.074
40 Mtpy	480	275	205
50 Mtpy	170	1	169
70 Mtpy	700	0	700
ITAGUAÍ PORT	790	236	554
1st Phase (7 Mtpy)	110	110	0
2nd Phase (30 Mtpy)	90	90	0
3rd and 4th Phases (45/55 Mtpy)	140	36	104
5th and 6th Phases (65/100 Mtpy)	450	0	450
SUB TOTAL	2.430	652	1.778
PELLETINZING (6 Mtpy)	540	5	535
TOTAL	2.970	657	2.313

	INVESTMENTS (US$ M)		1.00 US$ = R$ 2,00

PHASE	Schedule	Paid-up (Feb 08)	Balance
PIRES	63	8.7	53.9
Phase I (6.5 Mtpy)	40	8.7	31.5
Tailing Dam Phase (3.0 Mtpy)	22	0	22
FERNANDINHO II	162	0	162
Phase I (3.0 Mtpy)	162	0	162
Magnetic Concentration Plants	40	0	40
Tailing Dam Phases (5.0 Mtpy)	40	0	40
TOTAL	265	9	256.3

	INVENTORY							(x M tonne)
	31/Dec/07	2008	2009	2010	2011	2012	2013	2014	2015
PRODUCTION
Casa de Pedra	9,0	17,0	30,0	40,0	50,0	70,0	70,0	70,0	70,0
NAMISA (including CFM)	2,0	7,5	10,0	14,0	16,5	16,5	16,5	16,5	16,5
Purchase (NAMISA)		6,0	6,0	6,0	6,0	6,0	6,0	6,0	6,0
New Developments			2,0	2,0	2,0	9,0	9,0	9,0	9,0
TOTAL PRODUCTION	11,0	30,5	48,0	62,0	74,5	101,5	101,5	101,5	101,5
DOMESTIC MARKET
Volta Redonda		8,3	8,3	8,5	8,5	8,5	8,5	8,5	8,5
CSN 1st New Plant		0,0	0,0	0,0	1,0	7,2	7,2	7,2	7,2
CSN 2st New Plant		0,0	0,0	0,0	0,0	3,0	7,2	7,2	7,2
Others		4,5	4,5	4,5	4,5	4,5	4,5	4,5	4,5
TOTAL DOMESTIC MARKET		12,8	12,8	13,0	14,0	23,2	27,4	27,4	27,4
EXPORTS		24,0	38,0	49,0	60,0	77,0	74,0	74,0	74,0
PORT OUTPUT		26,0	42,0	52,0	62,0	80,0	100,0	100,0	100,0
TOTAL SALES (excluding CSN consumption)		28,5	42,5	53,5	64,5	81,5	78,5	78,5	78,5
TOTAL SALES (including CSN consumption)		36,8	50,8	62,0	74,0	100,2	101,4	101,4	101,4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2008

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.